UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Stone Point Credit Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

20 Horseneck Lane

Greenwich, CT 06830

Attn: Jacqueline Giammarco

(203) 862-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. NONE

1.	Names of Reporting Persons SPC Field Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 998,720.428
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 998,720.428

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 998,720.428 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.72%
14.	Type of Reporting Person (See Instructions) HC, OO (Limited Liability Company)

(1)

SPC Field Credit GP Holdings LLC (“SPC Field Credit”), a Delaware limited liability company, is the direct beneficial owner of 300,316.868 shares of common stock (“Shares”) of Stone Point Credit Corporation (the “Issuer”). Because SPC Field Partners LLC (“SPC Field”) controls SPC Field Credit, it could also be deemed to share power to vote and dispose or direct the disposition of such Shares, and therefore SPC Field could be deemed to be the indirect beneficial owner of the Shares. SPC Wilson Point L.P. (“SPC Wilson Point”), a Cayman Islands exempted company with limited liability, is the direct beneficial owner of 498,859.687 Shares. Overland Point, LLC (“Overland Point”), a Delaware limited liability company, is the direct beneficial owner of 199,543.874 Shares. Overland Point, L.P. (“Overland Point LP”), a Delaware limited partnership, is the parent company of Overland Point. Stone Point GP Ltd. (“Stone Point GP”), a Cayman Islands exempted Company with limited liability, is the general partner of SPC Wilson Point, and Overland Point GP, LLC (“Overland Point GP), a Delaware limited liability company, is the general partner of Overland Point. Stone Point Capital LLC (“Stone Point Capital”), a Delaware limited liability company, is the investment manager of both SPC Wilson Point and Overland Point LP. Because SPC Field controls Stone Point Capital, it could also be deemed to share the power to vote and dispose or direct the disposition of such Shares, and therefore SPC Field could be deemed to be the indirect beneficial owners of the Shares.

CUSIP No. NONE

1.	Names of Reporting Persons SPC Field Credit GP Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 300,316.868
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 300,316.868

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,316.868 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.74%
14.	Type of Reporting Person (See Instructions) HC, OO (Limited Liability Company)

CUSIP No. NONE

1.	Names of Reporting Persons SPC Wilson Point, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 498,859.687
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 498,859.687

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 498,859.687
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.84%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. NONE

1.	Names of Reporting Persons Stone Point GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 698,403.561
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 698,403.561

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 698,403.561 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.98%
14.	Type of Reporting Person (See Instructions) PN

(1)

SPC Wilson Point is the direct beneficial owner of 498,859.687 Shares of the Issuer. Stone Point GP is the general partner of SPC Wilson Point, and as such may also be deemed to be the beneficial owner of these Shares. Overland Point is the direct beneficial owner of 199,543.874 Shares of the Issuer. Stone Point GP controls Overland Point GP, the general partner of Overland Point LP, which is the parent company of Overland Point, and as such, may also be deemed to be the beneficial owner of these Shares.

CUSIP No. NONE

1.	Names of Reporting Persons Overland Point, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 199,543.874
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 199,543.874

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 199,543.874
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.14%
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. NONE

1.	Names of Reporting Persons Overland Point, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 199,543.874
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 199,543.874

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 199,543.874
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.14%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. NONE

1.	Names of Reporting Persons Overland Point GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 199,543.874
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 199,543.874

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 199,543.874 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.14%
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)

Overland Point is the direct beneficial owner of 199,543.874 Shares of the Issuer. Overland Point is a wholly-owned subsidiary of Overland Point LP. Overland Point GP is the general partner of Overland Point and as such may also be deemed to be the beneficial owner of these Shares.

CUSIP No. NONE

1.	Names of Reporting Persons Stone Point Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 698,403.561
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 698,403.561
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 698,403.561 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.98%
14.	Type of Reporting Person (See Instructions) IA, OO (Limited Liability Company)

(1)

SPC Wilson Point is the direct beneficial owner of 498,859.687 Shares of the Issuer. Overland Point is the direct beneficial owner of 199,543.874 Shares of the Issuer. Overland Point LP is the parent company of Overland Point. Stone Point Capital is the investment manager of SPC Wilson Point and Overland Point LP, and as such may also be deemed to be the beneficial owner of these Shares.

CUSIP No. NONE

Item 1.	Security and Issuer

The securities to which this statement on Schedule 13D (the “Schedule 13D”) relates are the shares of common stock, par value $0.001 per share (the “Shares”) of Stone Point Credit Corporation, a Delaware corporation (the “Issuer”), with principal executive offices at 20 Horseneck Lane, Greenwich, Connecticut 06830.

Item 2.	Identity and Background

This statement is being filed by (i) SPC Field Partners LLC (“SPC Field”) , a Delaware limited liability company and the controlling person of Stone Point Capital (as defined below) and SPC Field Credit (as defined below); (ii) SPC Field Credit GP Holdings LLC (“SPC Field Credit”), a Delaware limited liability company; (iii) SPC Wilson Point, L.P. (“SPC Wilson Point”), a Cayman Islands exempted company with limited liability; (iv) Stone Point GP Ltd. (“Stone Point GP”), a Cayman Islands exempted Company with limited liability, as the general partner of SPC Wilson Point; (v) Overland Point, LLC (“Overland Point”), a Delaware limited liability company; (vi) Overland Point, L.P. (“Overland Point LP”), a Delaware limited partnership; (vii) Overland Point GP, LLC (“Overland Point GP”), a Delaware limited liability company, as the general partner of Overland Point; and (viii) Stone Point Capital LLC (“Stone Point Capital”), a Delaware limited liability company, as the investment manager of both SPC Wilson Point and Overland Point LP. Each Reporting Person may exercise dispositive and voting power over the shares. SPC Field, SPC Wilson Point, Stone Point GP, Overland Point, Overland Point GP and Stone Point Capital may be referred to as “Reporting Persons”.

Reporting Person	Principal Address	Principal Business
SPC Field Partners LLC	20 Horseneck Lane Greenwich, Connecticut 06830	The principal business of SPC Field Partners LLC is investing in securities

SPC Field Credit GP Holdings LLC	20 Horseneck Lane Greenwich, Connecticut 06830	The principal business of SPC Field Credit GP Holdings LLC is investing in securities

SPC Wilson Point, L.P.	c/o Stone Point Capital LLC 20 Horseneck Lane Greenwich, Connecticut 06830	SPC Wilson Point, L.P. is an investment fund and its principal business is investing in securities.

Stone Point GP Ltd.	c/o CITCO Trustees (Cayman Limited) 89 Nexus Way Camana Bay, Grand Cayman E9 KY10105	Stone Point GP Ltd. is the general partner of SPC Wilson Point, L.P.

Overland Point, LLC	c/o Stone Point Capital LLC 20 Horseneck Lane Greenwich, Connecticut 06830	Overland Point, LLC is an investment fund and its principal business is investing in securities.

Overland Point, L.P.	c/o Stone Point Capital LLC 20 Horseneck Lane Greenwich, Connecticut 06830	Overland Point, L.P. is the parent company of Overland Point, LLC and an investment fund, and its principal business is investing in securities.

Overland Point GP, LLC	c/o Stone Point Capital LLC 20 Horseneck Lane Greenwich, Connecticut 06830	Overland Point GP, LLC is the general partner of Overland Point, LLC

Stone Point Capital LLC	20 Horseneck Lane Greenwich, Connecticut 06830	Stone Point Capital LLC is an investment adviser and its principal business is investing in securities.

During the last five years, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of their executive officers or managers, members, or any other persons controlling them has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. NONE

Item 3.	Source and Amount of Funds or Other Consideration

The Shares herein reported were acquired by the applicable Reporting Persons through private placement transactions (each, a “Private Placement”) pursuant to subscription agreements (each, a “Subscription Agreement”) between the applicable Reporting Person and the Issuer. The Shares herein reported as being directly owned by SPC Field were acquired at an aggregate purchase price of $5,907.994.00, pursuant to a Subscription Agreement between the Issuer and SPC Field. The funds used in the purchase by SPC Field were from available working capital. The Shares herein reported as being directly owned by SPC Wilson Point were acquired at an aggregate purchase price of $9,813,834.50 pursuant to a Subscription Agreement between the Issuer and SPC Wilson Point. The funds used in the purchase by SPC Wilson Point were from available working capital. The Shares herein reported as being directly owned by Overland Point were acquired at an aggregate purchase price of $3,925,533.78 pursuant to a Subscription Agreement between the Issuer and Overland Point. The funds used in the purchase by Overland Point were from available working capital.

Item 4.	Purpose of Transaction

Certain of the Reporting Persons entered into the Subscription Agreements solely for investment purposes. Pursuant to the Subscription Agreements, the Reporting Persons are committed to acquire additional shares of Shares, as capital is drawn by the Issuer in accordance with the terms and conditions set forth in the Subscription Agreements.

The Reporting Persons may make additional purchases of the Issuer’s securities in private transactions or otherwise depending on the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, general economic conditions, money and stock market conditions and other future developments. The Reporting Persons reserve the right to dispose of some or all of its Shares in private transactions or otherwise.

Item 5.	Interest in Securities of the Issuer

Based on the most recent information available to the Reporting Persons, including current reports on Form 8-K filed by the Issuer on December 28, 2020 and February 9, 2021, there were 2,795,825.79 shares of common stock outstanding as of February 4, 2021.

All of the Shares reported herein were acquired in the Private Placements. In connection with the Private Placements, on December 24, 2020, the Reporting Persons purchased the Shares at a price of $20.00 per share of common stock. In connection with the Private Placements, on February 4, 2021, the Reporting Persons purchased the Shares at a price of $19.39 per share of common stock.

Shares Deemed to be Beneficially Owned by:	Nature of Ownership	Percentage of Class
(A) SPC Field Partners, LLC 998,720.428	Shared Voting and Shared Dispositive Power(1)	35.72%
(B) SPC Field Credit GP Holdings LLC 300,316.868	Shared Voting and Shared Dispositive Power(2)	10.74%
(C) SPC Wilson Point, L.P. 498,859.687	Shared Voting and Shared Dispositive Power (3)	17.84%
(D) Stone Point GP Ltd. 698,403.561	Shared Voting and Shared Dispositive Power (4)	24.98%
(E) Overland Point, LLC 199,543.874	Shared Voting and Shared Dispositive Power (5)	7.14%
(F) Overland Point, L.P. 199,543.874	Shared Voting and Shared Dispositive Power (6)	7.14%
(G) Overland Point GP, LLC 199,543.874	Shared Voting and Shared Dispositive Power (7)	7.14%
(H) Stone Point Capital LLC 698,403.561	Sole Voting and Sole Dispositive Power (8)	24.98%

CUSIP No. NONE

(1)

SPC Field Credit is the direct beneficial owner of 300,316.868 Shares. Because SPC Field is the controlling party of SPC Field Credit, it could also be deemed to share power to vote and dispose or direct the disposition of such Shares, and therefore SPC Field could be deemed to be the indirect beneficial owner of the Shares. SPC Wilson Point is the direct beneficial owner of 498,859.687 Shares and Overland Point is the direct beneficial owner of 199,543.874 Shares. Overland Point LP is the parent company of Overland Point. Stone Point GP is the general partner of SPC Wilson Point and Overland Point GP is the general partner of Overland Point LP. Stone Point Capital is the investment manager of both SPC Wilson Point and Overland Point LP. Because SPC Field is the controlling party of Stone Point Capital, it could also be deemed to share the power to vote and dispose or direct the disposition of such Shares, and therefore SPC Field could be deemed to be the indirect beneficial owners of the Shares.

(2)	SPC Field Credit is the direct beneficial owner of 300,316.868 Shares.

(3)	SPC Wilson Point is the direct beneficial owner of 498,859.687 Shares.

(4)

Stone Point GP is the general partner of SPC Wilson Point, and as such, has the authority to exercise voting or dispositive power with respect to shares of its portfolio companies, including the Shares. Stone Point GP controls Overland Point GP, the general partner of Overland Point LP, which is the parent company of Overland Point. Stone Point GP could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(5)	Overland Point is the direct beneficial owner of 199,543.874 Shares.

(6)

Overland Point LP is the parent company of Overland Point, and, as such, has the authority to exercise voting or dispositive power with respect to shares of its portfolio companies, including the Shares. Overland Point LP could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(7)

Overland Point GP is the general partner of Overland Point LP, and, as such, has the authority to exercise voting or dispositive power with respect to shares of its portfolio companies, including the Shares. Overland Point GP could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(8)

Because Stone Point Capital LLC is the investment manager of both SPC Wilson Point and Overland Point LP, and, as such, has the authority to exercise voting or dispositive power with respect to shares of the portfolio companies held by SPC Wilson Point and Overland Point, including the Shares, it could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

Item 6	Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer

As discussed in Item 3, Item 4 and Item 5 herein, SPC Field, SPC Wilson Point and Overland Point have entered into Subscription Agreements related to the Shares, a form of which is incorporated by reference herein and the terms of which are hereby incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 – Form of Subscription Agreement (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form 10 (File No. 000-56209) filed with the SEC by Stone Point Credit Corporation on November 25, 2020.

Exhibit 2 – Joint Filing Agreement dated February 9, 2021 among the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPC Field Partners LLC.

By:	/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC Field Credit GP Holdings LLC

By: SPC Field Partners LLC, its managing member

By:	/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

SPC Wilson Point, L.P.

By: Stone Point GP Ltd., its general partner

By:	/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

Stone Point GP Ltd.

By:	/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Vice President

Overland Point, LLC

By:	/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Assistant Secretary

Overland Point, L.P.

Overland Point GP, LLC, its General Partner

By: Stone Point GP Ltd., its sole member

By:	/s/ Jacqueline M. Giammarco
Name:	Jacqueline M. Giammarco
Title:	Vice President

Overland Point GP, LLC

By: Stone Point GP Ltd., its Sole Member

By:	/s/ Jacqueline M. Giammarco
Name:	Jaqueline M. Giammarco
Title:	Vice President

Stone Point Capital LLC

By:	/s/ Jacqueline M. Giammarco
Name: Jacqueline M. Giammarco
Title: Chief Compliance Officer

Dated: February 9, 2021